SKYE INTERNATIONAL, INC. 7701 E. Gray Rd., Suite 104 Scottsdale, Arizona USA 85260 Telephone (480) 993-2300 Facsimile (480) 951-6809

September 17, 2008

William H. Thompson
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Skye International, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2007 Filed April 15, 2008 File No. 0-27549

Dear Mr. Thompson:

On behalf of Skye International, Inc. (the “Company” or “Skye”), we are responding to the comments of the Staff in its letter dated July 31, 2008.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Cover Page

1.	Our records show your file number as 0-27549 rather than 0-28083 that appears on the cover page. Please revise to include the correct file number

Response:   Complied.  Please see the cover page.

Item 8A. Controls and Procedures, page 27
Internal Control over Financial Reporting, page 28

2.
It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report  for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

www.skye-betterliving.com

William H. Thompson
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
September 17, 2008

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

●
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf.

●
the Commissions release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d)of the Securities Exchange Act of 1934 (Securities Act Release 8810/Financial Reporting Release 77).  You can find this release at http://www.sec.gov/rules/interp/2007/33-8810.pdf.

●	The “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Finally, we note that you filed your Principal Executive Officer and Principal financial Officer certifications under Item 601(b)(31) of Regulation SB.  Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation SB.  Please also:  eliminate reference to the Interim President and Interim Chief Financial Officer’s titles in the introductory paragraph of the certification; revise paragraph two to refer to this “report” as opposed to this “quarterly report;” and revise what will be paragraph 4.d. to include the omitted parenthetical language.

Please note that the failure to complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  Both Item 8A and Exhibit 31.1 have been revised to address the staff’s comments.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

www.skye-betterliving.com

William H. Thompson
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
September 17, 2008

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/  “Perry D. Logan”

Perry Logan
Interim President
Interim Chief Financial Officer

Enclosures
Cc:	Dill Dill Carr Stonbraker & Hutchings, P.C. Moore & Associates, Chartered

www.skye-betterliving.com